EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Simon Property Group, Inc. of our reports dated March 14, 2005, with respect to the consolidated financial statements of Simon Property Group, Inc. as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004 and Simon Property Group, Inc.'s management assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Simon Property Group, Inc. as of December 31, 2004 included in the 2004 Annual Report to Stockholders of Simon Property Group, Inc.

Our audits also included the financial statement schedule of Simon Property Group, Inc. listed in Item 15(a). This schedule is the responsibility of Simon Property Group, Inc.'s management. Our responsibility is to express an opinion based on our audit. In our opinion, as to which the date is March 14, 2005, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-101185) of Simon Property Group, Inc.;

(2) Registration Statement (Form S-3 No. 333-68938) of Simon Property Group, Inc.;

(3) Registration Statement (Form S-3 No. 333-113884) of Simon Property Group, Inc.;

(4) Registration Statement (Form S-3 No. 333-119882) of Simon Property Group, Inc.;

(5) Registration Statement (Form S-3 No. 333-122872) of Simon Property Group, Inc.;

(6) Registration Statement (Form S-8 No. 333-101185) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan;

(7) Registration Statement (Form S-8 No. 333-82471) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan;

(8) Registration Statement (Form S-8 No. 333-64313) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan;

(9) Registration Statement (Form S-8 No. 333-63919) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan;

of our report dated March 14, 2005, with respect to the consolidated financial statements of Simon Property Group, Inc. incorporated herein by reference, our report dated March 14, 2005, with respect to Simon Property Group, Inc. management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Simon Property Group, Inc., incorporated by reference herein, and our report included in the preceding paragraph with respect to the financial statement schedule of Simon Property Group, Inc. included in this Annual Report (Form 10-K) of Simon Property Group, Inc.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
March 14, 2005